[LETTERHEAD OF INFICON HOLDING AG]


                                                        July 19, 2005

Via EDGAR

Mr. Jay Webb
Reviewing Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:   INFICON HOLDING AG
            Form 20-F for the year ended December 31, 2004.


Dear Mr. Webb:

      This letter is made in response to the comments (the "Comments") of the staff (the "Staff") of the Securities and Exchange Commission, dated July 1, 2005 concerning the annual report on Form 20-F for the year ended December 31, 2004. For your convenience, we have included the Comments in your letter dated July 1, 2005 with the Company's responses.

Form 20-F for the year ended December 31, 2004

Consolidated Financial Statements, page F-1

Note 6. Other Income, page F-15:

Comment No. 1: We see in April 2004 you became aware you owned 22,793 shares of Prudential Financial, Inc. (Prudential) stock resulting from Prudential's conversion from a mutual company to a public stock company in the fourth quarter of 2001. We also note that you recorded the value of the Prudential stock and related income in the current period, which is the period in which you became aware of the shares. Please tell us why you believe this accounting treatment is proper and why you do not believe a restatement of previously filed financial statements is appropriate. Provide us with a SAB 99 analysis of the impact on your financial statements of not restating your financial statements to account for the transactions in the periods they occurred and of retroactively accounting for this transaction. We may have further comments after reviewing your response.

      Response to Comment No. 1
            On April 26, 2004, the Company became aware that it owned 22,793 shares of Prudential Financial, Inc. ("PRU") stock as the result of PRU's conversion from a mutual company to a public stock company completed in December, 2001.
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Mr. Jay Webb
Securities and Exchange Commission
July 19, 2005
Page 2 / 9


            As a result, the Company together with its Audit Committee considered a number of quantitative and qualitative factors and circumstances related to this transaction in the context of the guidance outlined in Staff Accounting Bulletin No. 99.

            Set forth below are the considerations used by the Company in making its determination on the appropriate accounting treatment to be afforded the PRU shares.


            Quantitative Factors:

            The pretax and after tax values of the PRU shares, on the date of record in December 2001, were approximately U.S.$750 thousand and U.S.$450 thousand, respectively. The after tax value of U.S.$450 thousand represented 0.33% of the Company's total assets, 0.38% of stockholders' equity and 4.5% of net income for 2001.

            The impact to the consolidated statement of income from continuing operations for the first quarter of 2004 is 11.9%; however, the nature and circumstances surrounding this gain are fully disclosed and transparent for the reader to understand.

            The income from continuing operations and net income for the year ended 2004 is U.S. $11.4 million and U.S. $9.4 million, respectively. Therefore, the Company considers the impact of this transaction recorded in 2004 as immaterial.

            If the gain on the receipt of the PRU shares had been recorded in December 2001, future unrealized gains and losses would have been recorded through equity as increases or decreases to other comprehensive income and would have required no adjustment to the consolidated statements of income for the years ending 2002 and 2003 since the Company would have classified such shares as stock available for sale.


            Qualitative Factors:

            The gain on the receipt of the PRU shares was recorded as other income (as suggested by EITF 99-4 "Accounting for Stock Received from the Demutualization of a Mutual Insurance Company") to reflect the unique and infrequent nature of such a transaction and to avoid any distortion of results from operations for financial statement presentation purposes.

            The Company believes a reasonable and prudent investor would not have altered its investment strategy or its view of the Company's financial position if the one-time effect relative to the gain, on the receipt of the PRU shares, were known and recorded as other income in 2001.

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Mr. Jay Webb
Securities and Exchange Commission
July 19, 2005
Page 3 / 9


            The Company also does not believe that whether the transaction was recorded in 2001 or 2004 would have altered the "total mix" of information that was made available to a reasonable and prudent investor at the time the results were released and presented to the investment community.

            Quantitatively and qualitatively, the Company does not believe this transaction impacts the trend in earnings as follows.

      -------------------------------
                  Net Income (Loss)
        Fiscal        (in U.S.$
         Year        Thousands)
      -------------------------------
         2001           9,952
      -------------------------------
         2002            105
      -------------------------------
         2003          (9,389)
      -------------------------------
         2004           9,409
      -------------------------------


            In addition, the transaction does NOT:

            i. conceal a failure to meet analysts' consensus expectations for 2001 or 2004;

            ii. change a loss into income for 2001 or 2004 prior to the transaction;

            iii. affect segment reporting or any other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability;

            iv.   affect the Company's compliance with regulatory requirements;

            v. affect the Company's compliance with loan covenants or other contractual requirements;

            vi.   involve the concealment of an unlawful transaction;

            vii.  increase management's compensation in any period; or

            viii. involve intentional misstatement of items in financial statements.

            The nature and circumstances surrounding the gain on the receipt of the PRU shares was fully disclosed to the public on May 26, 2004 through a separate press release as well as in the Company's subsequent interim and full year financial reports.

            Low share trading volume along with normal stock price changes on the day and days following the first announcement of the PRU shares gain suggests that investors did not alter their view of the Company as a result of this one-time non-recurring transaction.

            Based on the foregoing, the Company respectfully submits that its accounting treatment to record the value of the PRU shares in the first quarter of 2004 is appropriate and that a restatement of previously filed financial statements is not necessary.

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Mr. Jay Webb
Securities and Exchange Commission
July 19, 2005
Page 4 / 9


Item 15. Controls and Procedures:

Comment No. 2: Please amend your filing to disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-K and Part III.F of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

      Response to Comment No. 2

            The Company will file an amendment to its Form 20-F for the year ended December 31, 2004, in which Item 15 will read as follows:

      Item 15. Controls and Procedures


      Conclusion Regarding the Effectiveness of Disclosure Controls and
      Procedures

      As of the end of the period covered by this report on Form 20-F, the Company carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934. Based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15, the Company's Chief Executive Officer and Chief Financial Officer concluded that its disclosure controls and procedures are effective as of the end of the period covered by this annual report to provide reasonable assurance that information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms.


Comment No. 3: In addition, please revise your filing to also disclose whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by item 308(c) of Regulation S-K as amended effective August 13, 2003.

      Response to Comment No. 3

            In addition, the Company will revise its filing to also disclose whether there was any change in its internal control over financial reporting that occurred during the period covered by the annual report on Form 20-F that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting, as follows:

      Changes in Internal Control over Financial Reporting

      There was no change in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) that occurred during the year ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

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Mr. Jay Webb
Securities and Exchange Commission
July 19, 2005
Page 5 / 9


Exhibit 31. Certifications of Chief Executive Officer and Chief Financial
Officer:

Comment No. 4: We note that the certifications filed as Exhibits 31.1 and 31.2 were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certifications required to be filed as Exhibit 31.1 pursuant to Part III.E of Release no. 8238. Accordingly, please file an amendment to your Form 20-F that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

      Response to Comment No. 4

            The Company will file an amendment to its Form 20-F for the year ended December 31, 2004, in which Exhibits 31.1 and 31.2 will be in the forms attached hereto.

      In connection with this response, the Company acknowledges the following:
(i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

      We hope that the enclosed information helps the Staff's review of the Company's annual report on Form 20-F for the year ended December 31, 2004. Please do not hesitate to contact me by phone at (315) 434 2530, by fax at (315) 234 9531 or by email at peter.maier@inficon.com with any questions concerning our response to your Comments.


                                                Respectfully submitted,


                                                /s/ Peter G. Maier

                                                Peter G. Maier

Enclosures

cc:   Hiscock & Barclay
            Chris J. Bonner

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Mr. Jay Webb
Securities and Exchange Commission
July 19, 2005
Page 6 / 9


                                                                    EXHIBIT 31.1


                               INFICON Holding AG
                      Certification Pursuant to Section 302
                        Of the Sarbanes-Oxley Act of 2002


I, Lukas Winkler, certify that:

1.    I have reviewed this Annual Report on Form 20-F of INFICON Holding AG;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

      (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      (b)   [omitted]

      (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and
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Mr. Jay Webb
Securities and Exchange Commission
July 19, 2005
Page 7 / 9


5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

      (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

      (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.


Date: July __, 2005



-----------------------
Lukas Winkler
President and Chief Executive Officer

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Mr. Jay Webb
Securities and Exchange Commission
July 19, 2005
Page 8 / 9


                                                                    EXHIBIT 31.2


                               INFICON Holding AG
                      Certification Pursuant to Section 302
                        Of the Sarbanes-Oxley Act of 2002


I, Peter G. Maier, certify that:

1.    I have reviewed this Annual Report on Form 20-F of INFICON Holding AG;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

      (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      (b)   [omitted]

      (c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      (d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

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Mr. Jay Webb
Securities and Exchange Commission
July 19, 2005
Page 9 / 9


5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

      (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

      (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: July __, 2005



------------------------------
Peter G. Maier
Vice President and Chief Financial Officer